September 25, 2024

Kevin Stumbo
Chief Financial Officer
Community Trust Bancorp, Inc.
346 North Mayo Trail
P.O. Box 2947
Pikeville, Kentucky 41502

       Re: Community Trust Bancorp, Inc.
           Form 10-K
           Filed February 28, 2024
           File No. 001-31220
Dear Kevin Stumbo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences